Exhibit 8.1

SUBSIDIARIES OF XANADU QUANTUM TECHNOLOGIES LIMITED

Name of Subsidiary	Jurisdiction of Incorporation
Xanadu Quantum Technologies Former SPAC Inc.	Ontario, Canada
Xanadu Quantum Technologies Inc.	Ontario, Canada